SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

Mr. Thomas A. Tolworthy

Twinlab Consolidated Holdings, Inc.

632 Broadway, Suite 201

New York, NY 10012

Telephone (212) 651-8500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

May 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Thomas A. Tolworthy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
			(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

	NUMBER OF	7)	SOLE VOTING POWER
	SHARES		130,212,237
	BENEFICIALLY	8)	SHARED VOTING POWER
	OWNED BY		0
	EACH	9)	SOLE DISPOSITIVE POWER
	REPORTING		65,564,030
	PERSON WITH	10)	SHARED DISPOSITIVE POWER
			64,648,207
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	130,212,237

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	59.19(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

(1)	Based on 220,000,000 shares outstanding at December 31, 2014, as disclosed by the Issuer in its Annual Report on Form 10-K, filed on March 31, 2015.

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Thomas A. Tolworthy hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 26, 2014 (the “Statement”).

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation (the “Company”). The Company's principal executive offices are located at 632 Broadway, Suite 201, New York, New York 10012.

“Item 4. Purpose of Transaction.”

Item 4 of the Statement is hereby amended by deleting the fourth full paragraph thereof as the transactions contemplated by the Call Option Agreement by and between an affiliate of Huntington described therein were consummated and Tolworthy no longer has the right to purchase the 1,528,384 shares of Common Stock described therein.

“Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a) Tolworthy beneficially owns (as defined by Rule 13d-3 under the Act) 130,212,237 shares, or 59.19% of the shares, of Common Stock outstanding as of December 31, 2014.”

Item 5(b) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) Tolworthy has sole power to vote or to direct the vote of 130,212,237 shares of Common Stock, sole power to dispose or to direct the disposition of 65,564,030 shares of Common Stock and shared power to dispose of 64,648,207 shares of Common Stock. Pursuant to the Surrender Agreement, the Company has shared power to dispose of 64,648,207 shares of Common Stock. See Item 4 of this Statement.”

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the surrender of an aggregate of 657,895 shares of Common Stock to the Company on May 11, 2015 pursuant to the Surrender Agreement described in Item 4, Tolworthy did not effect any transaction in the Common Stock during the past sixty days.””

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2015

/s/ Thomas A. Tolworthy
Thomas A. Tolworthy

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